SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                (AMENDMENT NO. 3)
                                (FINAL AMENDMENT)
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                      INDEPENDENCE TAX CREDIT PLUS L.P. II
                            (Name of Subject Company)

                        LEHIGH TAX CREDIT PARTNERS L.L.C.
                        LEHIGH TAX CREDIT PARTNERS, INC.
                                    (Bidders)

                       BENEFICIAL ASSIGNMENT CERTIFICATES
                         (Title of Class of Securities)

                                   45378B 10 4
                      (CUSIP Number of Class of Securities)
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                                J. Michael Fried
                           c/o Related Capital Company
                               625 Madison Avenue
                               New York, NY 10022
                                 (212) 421-5333

                                    Copy to:

                                  Peter M. Fass
                                Battle Fowler LLP
                               75 East 55th Street
                               New York, NY 10022
                                 (212) 856-7000

                     (Name, Address and Telephone Numbers of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)



                         (Continued on following pages)
                               (Page 1 of 5 pages)

CUSIP No.:  45378B 10 4                   14D-1                      Page 2 of 5

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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         LEHIGH TAX CREDIT PARTNERS L.L.C.

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2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                        (a)  { }
                                                                        (b)  {X}
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3.       SEC Use Only

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4.       Sources of Funds (See Instructions)

         AF; BK
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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f)
                                                                            | |
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6.       Citizenship or Place of Organization

         Delaware

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,427.65 Beneficial Assignment Certificates (representing assignments of limited partnership interests)
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8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
         (See Instructions)
                                                                            | |
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9.       Percent of Class Represented by Amount in Row (7)

         7.5%

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10.      Type of Reporting Person (See Instructions)

         OO
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


CUSIP No.:  45378B 10 4                   14D-1                      Page 3 of 5


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1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         LEHIGH TAX CREDIT PARTNERS, INC.

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2.       Check the Appropriate Box if a Member of a Group
         (See Instructions)
                                                                     (a)  { }
                                                                     (b)  {X}
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3.       SEC Use Only

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4.       Sources of Funds (See Instructions)

         AF; BK
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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(e) or 2(f)
                                                                             | |
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6.       Citizenship or Place of Organization

         Delaware

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7.       Aggregate Amount Beneficially Owned by Each Reporting Person

         4,427.65 Beneficial Assignment Certificates (representing assignments of limited partnership interests)
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8.       Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
         (See Instructions)
                                                                             | |
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9.       Percent of Class Represented by Amount in Row (7)

         7.5%

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10.      Type of Reporting Person (See Instructions)

         CO

               AMENDMENT NO. 3 (FINAL AMENDMENT) TO SCHEDULE 14D-1

         This Amendment No. 3 (Final Amendment) amends the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on November 10, 1997 by Lehigh Tax Credit Partners L.L.C., a Delaware limited liability company (the "Purchaser"), as amended by Amendment No. 1 dated December 5, 1997 and Amendment No. 2 dated December 16, 1997, relating to the tender offer by the Purchaser to purchase Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests in Independence Tax Credit Plus L.P. II, a Delaware limited partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 4.           Source and Amount of Funds or Other Consideration.

         Item 4(a) is hereby supplemented and amended as follows:

         The total amount of funds required by the Purchaser to purchase 4,342.65 BACs accepted for payment pursuant to the Offer, excluding related fees and expenses, is approximately $3,148,421.25. The Purchaser has obtained or will obtain such funds through a loan from one of its members.

         The total amount of funds required by Everest to purchase 1,447.55 BACs accepted for payment pursuant to the Offer, excluding related fees and expenses, is approximately $1,049,473.75. Everest has notified the Purchaser that it obtained, or will obtain, such funds from capital contributions from the members of an affiliate of Everest.

Item 6.           Interest in Securities of the Subject Company.

         Item 6(a)-(b) is hereby supplemented and amended as follows:

         The Offer expired at 12:00 Midnight, New York City time, on Wednesday, December 31, 1997. Based on preliminary information provided by the Information Agent/Depositary to the Purchaser and Everest, pursuant to the Offer, as of 12:00 Midnight, New York City time, on Wednesday, December 31, 1997, the Purchaser and Everest accepted for payment an aggregate of 5,790.2 BACs. Pursuant to the terms of the Offer and the Everest Agreement, the Purchaser purchased approximately 75% of the accepted BACs, or 4,342.65 BACs, after assigning to an affiliate of Everest Letters of Transmittal which represent the tender of approximately 25% of the accepted BACs, or 1,447.55 BACs. Together with the 85 BACs owned by the Purchaser prior to commencing the Offer, the Purchaser owns 4,427.65 BACs, which constitute approximately 7.5% of the outstanding BACs. Pursuant to the terms of the Offer and the Everest Agreement, Everest accepted and purchased 1,447.55 BACs, which constitute approximately 2.5% of the outstanding BACs.


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


                                   SIGNATURES


                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 13, 1998

                                   LEHIGH TAX CREDIT PARTNERS L.L.C.

                                   By:      Lehigh Tax Credit Partners, Inc.,
                                            its managing member

                                            By: /s/ Alan P. Hirmes
                                               -----------------------------
                                                Name:   Alan P. Hirmes
                                                Title:  Vice President


                                   LEHIGH TAX CREDIT PARTNERS, INC.

                                   By: /s/ Alan P. Hirmes
                                       -------------------------------------
                                        Name:   Alan P. Hirmes
                                        Title:  Vice President


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